As filed with the Securities and Exchange Commission on
                  February 5, 2003 Registration No. 333-11642
              ====================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  ------------
                       POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
    THE SECURITIES ACT OF 1933 AS Amended FOR DEPOSITARY SHARES EVIDENCED BY
                               DEPOSITARY RECEIPTS
                                 --------------


                  INTERSHOP Communications Aktiengesellschaft
   (Exact name of issuer of deposited securities as specified in its charter)
                            ------------------------
                   INTERSHOP COMMUNICATIONS STOCK CORPORATION
                  (Translation of issuer's name into English)
                             ---------------------

                          FEDERAL REPUBLIC OF GERMANY
           (Jurisdiction of incorporation or organization of issuer)

                             ---------------------


                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                         ------------------------------

                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
         (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                         ------------------------------

                             CT Corporation System
                               111 Eighth Avenue
                            New York, New York 10011
                                 212) 894-8940

      (Name, address, including zip code, and telephone number, including area code of agent for service)
                        --------------------------------
                                   Copies to:
        John W. Campbell, Esq.                  Frettra M. Miller, Esq.
        Morrison & Foerster LLP                 Citibank, N.A.
        425 Market Street                       111 Wall Street 15th Floor Zone9
        San Francisco, California 94105         New York, New York 10043
        Telephone: (415) 268-7197               Telephone:  (212) 657-2150
                        --------------------------------
It is proposed that this filing become effective under Rule 466:
                                                |X|   immediately upon filing.
                                                |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

             This Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (Commission File No. 333-11642) may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                                 Location in Form of
-----------------------
                                                        American Depositary
                                                        Receipt ("Receipt")
                                                        Filed Herewith as
                                                        Prospectus
                                                        ----------------------

1.  Name and address of Depositary              Face of Receipt - Introductory
                                                ----------------
                                                Paragraph.

2.  Title of Receipts  and identity             Face of Receipt - Top  center
                                                ---------------
    of deposited securities                     and  Introductory Paragraph.

    Terms of Deposit:

   (i)  The amount of deposited                 Face of Receipt - Upper   right
                                                ------------------
        securities represented by               corner, introductory paragraph
        one American Depositary
        Share

   (ii) The procedure for voting,               Reverse of Receipt - Paragraphs
                                                ------------------
        if any, the deposited                   (16) and (17).
        securities

   (iii)The collection and                      Reverse of Receipt - Paragraph
                                                ------------------
        distribution of dividends               (14)

   (iv) The transmission of                     Face  of Receipt - Paragraphs
                                                ----------------
        notices, reports and proxy              (13) and  (16).
        soliciting material

   (v)  The sale or exercise of                 Reverse of Receipt - Paragraphs
                                                ------------------
        rights                                  (14) and  (16).

   (vi) The deposit or sale of                  Reverse  of Receipt - Paragraphs
                                                -------------------
        securities resulting                    (14) and (18).
        from   dividends, splits or
        plans of reorganization

   (vii)Amendment, extension or                 Reverse  of Receipt - Paragraphs
                                                -------------------
        termination of the deposit              (22) and (23) (no provision for
        agreement                               extension).



   (viii)Rights of holders of                   Face  of Receipt - Paragraph
                                                ----------------
        Receipts to inspect the                 (13).
        transfer books of the
        depositary and the list of
        holders of Receipts

   (ix) Restrictions upon the right             Face of Receipt - Paragraphs
                                                ---------------
        to deposit or withdraw the              (2), (3), (4), (6), (7) and (9).
        underlying securities

   (x)  Limitation upon the                     Face of Receipt - Paragraph 7
                                                ---------------
        liability of the depositary             Reverse of Receipt - Paragraphs
                                                ------------------
                                                (19) and (20);

3.  Fees and charges which may be               Face of Receipt - Paragraph (10)
                                                ---------------
    imposed directly or indirectly
    against holders of Receipts

Item 2.  AVAILABLE INFORMATION                  Face of Receipt - Paragraph (13)
                                                ---------------



2(a). Intershop Communications AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at the public reference facility maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                                   PROSPECTUS




           The Prospectus consists of the Form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 2 to Form F-6 Registration Statement and incorporated herein by reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


               (a)(i) Form of Amendment No. 2 to Deposit Agreement, by and among Intershop Communications AG, a Stock Corporation (Aktiengesellschaft) organized under the laws of Germany and its successors (the "Company"), Citibank, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), issued thereunder including the amended Form of ADR to be issued thereunder. Filed herewith as Exhibit (a)(i).

               (a)(ii) Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADRs, evidencing ADSs, issued thereunder. Filed herewith as Exhibit (a)(ii).


               (a)(iii) Deposit Agreement, dated as of September 29, 2000, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs, evidenced by ADRs, issued thereunder, (including the form of American Depositary Receipt to be issued thereunder).*

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - None.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

               (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered.*

               (e)      Power of Attorney for the Company.*

               (f)      Rule 466 Certification -  Filed herewith as Exhibit (f).

Item 4.  UNDERTAKINGS

a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR at least thirty (30) days before any change in the fee schedule.

--------------------------------------------------------------------------------
*Previously filed and incorporated by reference to Registration Statement No. 333-11642

                                   SIGNATURES
                                   ----------



               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of September 29, 2000, as amended by Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002, as proposed to be amended by the form of Amendment No. 2 to Deposit Agreement (as so amended, the "Deposit Agreement") by and among Intershop Communications Stock Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of February, 2003.

                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares each representing one
                                        (1) Bearer Ordinary Share, no par value, of Intershop Communications Stock Corporation, as amended by Amendment
                                        No. 1 to Deposit Agreement and proposed
                                        to be further amended by Form of
                                        Amendment No. 2 to Deposit Agreement.


                                        CITIBANK, N.A., as Depositary



                                        By:   /s/ Jo An Ward
                                            ----------------------------------
                                        Name:  Jo Ann Ward
                                        Title: Vice President

                                   SIGNATURES


               Pursuant to the requirements of the Securities Act of 1933, as amended, INTERSHOP Communications Stock Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fina, on the 30th day of January, 2003.



                                      INTERSHOP Communications Stock Corporation



                                      By:  /s/ Stephan Schambach
                                          -----------------------------------
                                           Name:  Stephan Schambach
                                           Title: Chairman of the Management
                                                  Board,
                                                  Chief Executive Officer and
                                                  Vorstandsversitzender

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Form F-6 Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signatures                      Title                           Date
                                Chairman of the Management    January 30, 2003
/s/ Stephan Schambach           Board, Chief Executive
---------------------
Stephan Schambach               Officer

            Signature of Authorized Representative of the Registrant


               Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant, has signed this Registration Statement on Form F-6, or amendment thereto, in his capacity as an authorized officer of INTERSHOP Communications Stock Corporation in ________________on February 3, 2003.



                                      INTERSHOP COMMUNICATIONS STOCK CORPORATION



                                      By:   /s/ Gary Di Orio
                                           ------------------------------
                                      Name: Gary Di Orio
                                       Title: President

                               Index to Exhibits
                               -----------------

                                                                Sequentially
Exhibit                         Document                        Numbered Page
-------                         --------                        -------------


(a)(i)                          Form of Amendment No. 2
                                to Deposit Agreement

(a)(ii)                         Amendment No. 1 to
                                Deposit Agreement, dated
                                February 25, 2002

(f)                             Rule 466 Certification

              (a)(i) Form of Amendment No. 2 to Deposit Agreement

                   INTERSHOP Communications Stock Corporation

                                       AND

                                 CITIBANK, N.A.,
                                  As Depositary

                                       AND

                    HOLDERS AND BENEFICIAL OWNERS OF AMERICAN
                        DEPOSITARY SHARES EVIDENCED BY
                         AMERICAN DEPOSITARY RECEIPTS



                        --------------------------------
                                 Amendment No. 2

                                       to

                                Deposit Agreement


                         Dated as of ___________, 2003

                      AMENDMENT NO. 2 TO DEPOSIT AGREEMENT

         AMENDMENT NO. 2 TO DEPOSIT AGREEMENT, is made as of ___________, 2003 (the "Amendment"), by and among INTERSHOP Communications AG, a Stock Corporation (Aktiengesellschaft) organized under the laws of Germany and its successors (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued under the Deposit Agreement.

                           W I T N E S S E T H T H A T

         WHEREAS, the parties hereto entered into that certain Deposit Agreement, dated as of September 29, 2000 as amended by Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002, as so amended (the "Deposit Agreement"), to establish a facility to provide for the deposit of the Company's Bearer Ordinary Shares no par value (the "Shares") and the creation of American Depositary Receipts ("ADRs"), evidencing American Depositary Shares ("ADSs"), representing the Shares so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

         WHEREAS, the Company has elected to change the ratio of Shares to ADSs (as set forth in Section 1.2 of the Deposit Agreement) from (i) five (5) Shares to one (1) ADS to (ii) one (1) Share to one (1) ADS, and desires to amend the Deposit Agreement to effect such change; and,

         WHEREAS, pursuant to Section 6.1 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement and the Form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:

                                    ARTICLE I

                                  DEFINITIONS
                                  -----------

         SECTION 1.01. Definitions. Unless otherwise defined in this Amendment,
                       -----------
all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

         SECTION 2.01. Deposit Agreement. All references in the Deposit
                       -----------------
Agreement to the term "Deposit Agreement" shall, as of the Effective Date (as herein defined), refer to the Deposit Agreement, dated as of September 29, 2000, as amended by Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002, and as further amended by this Amendment.

         SECTION 2.02. Change of Ratio. All references made in the Deposit
                       ---------------
Agreement to each ADS representing five (5) Shares shall, as of the Effective Date (as defined herein), refer to each ADS representing one (1) Share.


                                   ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

         SECTION 3.01. Change of Ratio. All references in the ADRs issued and
                       ---------------
outstanding as of the Effective Date made to each ADS representing five (5) Shares shall as of the Effective Date (as defined herein) refer to each ADS representing one (1) Share.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         Section 4.01.     Representations and Warranties.  The Company
                           ------------------------------
represents and warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Company, and the Deposit Agreement and all other documentation executed and delivered by the Company in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

         (b) In order to ensure the legality, validity, enforceability or admissibility into evidence in Germany of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder, as of the date hereof, neither of such agreements need to be filed or recorded with any court or other authority in Germany, nor does any stamp or similar tax need to be paid in Germany on or in respect of such agreements; and

         (c) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.

                                    ARTICLE V

                                 MISCELLANEOUS
                                 -------------

         SECTION  5.01.  Effective  Date.  This  Amendment  is dated as of the
                         ---------------
date set forth above and shall be effective as of such date (the "Effective Date").

         SECTION 5.02. New Receipts. From and after the Effective Date, the
                       ------------
Depositary shall arrange to have new ADRs printed or amended that reflect the change to the form of Receipt effected by this Amendment. All Receipts issued hereunder after the Effective Date, once such new Receipts are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing Receipts, shall be substantially in the form of the specimen Receipt attached as Exhibit A hereto. However, Receipts issued prior or subsequent to the date hereof, which do not reflect the change to the form of Receipt effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

         SECTION 5.03. Notice of Amendment to Holders. The Depositary is hereby
                       ------------------------------
directed to send notices informing the Holders of: (i) the terms of this Amendment; (ii) the Effective Date of this Amendment; and, (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

         SECTION 5.04. Indemnification. The Company agrees to indemnify and hold
                       ---------------
harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein.

         SECTION 5.05.  Ratification.  Except as expressly amended hereby, the
                        ------------
terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

         SECTION 5.06.  Counterparts.  This Amendment may be executed in two or
                        ------------
more parts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                                    INTERSHOP COMMUNICATIONS AG

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------


                                    CITIBANK, N.A., as Depositary

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------

     (a)(ii) Amendment No. 1 to Deposit Agreement, dated February 25, 2002

                   INTERSHOP Communications Stock Corporation
                                       AND

                                 CITIBANK, N.A.,
                                  As Depositary

                                       AND

                    HOLDERS AND BENEFICIAL OWNERS OF AMERICAN
                         DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS




                         ------------------------------
                                 Amendment No. 1
                                       to
                                Deposit Agreement



                          Dated as of February 25, 2002

                      AMENDMENT NO. 1 TO DEPOSIT AGREEMENT

        AMENDMENT NO.1 TO DEPOSIT AGREEMENT, is made as of February 25, 2002 (the "Amendment"), by and among INTERSHOP Communications AG a (Aktiengesellschaft), a Stock Corporation organized and existing under the laws of Germany and its successors (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued under the Deposit Agreement.

                                 WITNESSETH THAT

        WHEREAS, the parties hereto entered into that certain Deposit Agreement, dated as of September 29, 2000 (the "Deposit Agreement"), to establish a facility to provide for the deposit of the Company's Bearer Ordinary Shares no par value (the "Shares") and the creation of American Depositary Receipts ("ADRs"), evidencing American Depositary Shares ("ADSs"), representing the Shares so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

        WHEREAS, the Company has elected to change the ratio of Shares to ADSs (as set forth in Section 1.2 of the Deposit Agreement) from (i) one (1) Share to two (2) ADSs to (ii) five (5) Shares to one (1) ADS, and desires to amend the Deposit Agreement to effect such change; and,

        WHEREAS, pursuant to Section 6.1 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement and the Form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:


                                    ARTICLE I

                                  DEFINITIONS
                                 -------------

        SECTION 1.01. Definitions. Unless otherwise defined in this Amendment,
                      -----------
all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

        SECTION 2.01. Deposit Agreement. All references in the Deposit Agreement
                      -----------------
defined), refer to the Deposit Agreement, dated as of September 29, 2000, and as amended by this Amendment.

         SECTION 2.02. Change of Ratio. All references made in the Deposit
                       ---------------
Agreement to two (2) ADSs representing one (1) Share shall, as of the Effective Date (as defined herein), refer to one (1) ADS representing five (5) Shares.


                                   ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

         SECTION 3.01. Change of Ratio. All references in the ADRs issued and
                       ---------------
outstanding as of the Effective Date made to two (2) ADSs representing one (1) Share shall as of the Effective Date (as defined herein) refer to one (1) ADS representing five (5) Shares.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

         SECTION 4.01.             Representations and Warranties. The Company
                                   -------------------------------
represents and warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Company, and the Deposit Agreement and all other documentation executed and delivered by the Company in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

         (b) In order to ensure the legality, validity, enforceability or admissibility into evidence in Germany of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder, as of the date hereof, neither of such agreements need to be filed or recorded with any court or other authority in Germany, nor does any stamp or similar tax need to be paid in Germany on or in respect of such agreements; and

        (c) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.

                                    ARTICLE V

                                  MISCELLANEOUS

        SECTION 5.01. Effective Date. This Amendment is dated as of the date set
                      ---------------
forth above and shall be effective as of such date (the "Effective Date").

        SECTION 5.02. New Receipts. From and after the Effective Date, the
                      ------------
Depositary shall arrange to have new ADRs printed or amended that reflect the change to the form of Receipt effected by this Amendment. All Receipts issued hereunder after the Effective Date, once such new Receipts are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing Receipts, shall be substantially in the form of the specimen Receipt attached as Exhibit A hereto. However, Receipts issued prior or subsequent to the date hereof, which do not reflect the change to the form of Receipt effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

        SECTION 5.03. Notice of Amendment to Holders. The Depositary is hereby
                      ------------------------------
directed to send notices informing the Holders of: (i) the terms of this Amendment; (ii) the Effective Date of this Amendment; and, (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

        SECTION 5.04. Indemnification. The Company agrees to indemnify and hold
                      ---------------
harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein.


        SECTION 5.05. Ratification. Except as expressly amended hereby, the
                      -------------
terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

        IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                                   INTERSHOP COMMUNICATIONS AG
                                   By:      /s/ Stephan Schambach
                                        ------------------------------------
                                   Name:    Stephan Schambach
                                         -----------------------------------
                                   Title:     CEO
                                           ---------------------------------


                                   CITIBANK, N.A., as Depositary

                                   By:      /s/ Brian Teitelbaum
                                        ------------------------------------
                                   Name:    Brian Teitelbaum
                                         -----------------------------------
                                   Title:     Vice President
                                            --------------------------------

     (a)(ii) Amendment No. 1 to Deposit Agreement, dated February 25, 2002

                           (f) Rule 466 Certification

                          CERTIFICATION UNDER RULE 466


The Depositary, Citibank, N.A., represents and certifies the following:

(1) That it previously had filed a Registration Statement on Form F-6 (Registration No. 333-11642), which the Commission declared effective with terms of deposit identical to the terms of this Post-Effective Amendment No. 2 to this Form F-6 Registration Statement except for the number of foreign securities a Depositary Share represents.

(2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                      Citibank, N.A., as Depositary


                                      By:   /s/ Frettra M. Miller
                                        ------------------------------------
                                           Name:  Frettra M. Miller
                                           Title: Vice President and Senior
                                                  Counsel